EXHIBIT  99.7

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT

In connection with the annual report of TransGlobe Energy Corporation (the “Registrant”) on Form 40-F for the fiscal year ended December 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Edward D. Ok, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

   /s/   Edward D. Ok

Name: Edward D. Ok

Title:  Chief Financial Officer

March 12, 2020